*KW 3/11

15048019

SEC Mail Processing Section
MAR 02 2015
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG Sundal Collier, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Miller (212) 605 - 3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Douglas Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG Sundal Collier, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

CHRISTINE M. HERBERT
NOTARY PUBLIC, State of New York
No. 01HE4749655
Qualified in Nassau County
Commission Expires March 28, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial COndition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of Segregation Requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.
- ☐. (q) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABG SUNDAL COLLIER

Statement of Financial Condition

December 31, 2014

ABG Sundal Collier, Inc.



ABG Sundal Collier, Inc.

535 Madision Avenue, 17th Floor

New York, NY 10022

Table of contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
ABG Sundal Collier, Inc.

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc., as of December 31, 2014. This financial statement is the responsibility of ABG Sundal Collier, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ABG Sundal Collier, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

New York, New York
February 25, 2015

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

WeiserMazars LLP is an independent member firm of Mazars Group.

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2014
Cash and cash equivalents	$	15,456,132
Receivable from and deposit with clearing broker		282,514
Receivable from affiliates		2,086,483
Furniture, equipment and leasehold improvements		
(Net of accumulated depreciation and amortization of $1,272,450)		144,993
Deferred tax asset, net		1,544,080
Prepaid income taxes		26,051
Other assets		55,285
TOTAL ASSETS	**$**	**19,595,538**

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to affiliate	$	339,739
Accrued expenses and other liabilities		205,925
Accrued discretionary bonuses		1,317,005
Total liabilities		**1,862,669**
Stocholder's equity		
Common stock		
$0.01 par value: 1,000 shares authorized, 500 shares issued and outstanding		5
Additional paid-in-capital		2,951,463
Retained earnings		14,781,401
Total stockholder's equity		**17,732,869**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**19,595,538**

The accompanying notes are an integral part of this financial statement

NOTES TO FINANCIAL STATEMENT

December 31, 2014

Note 1 – General

ABG Sundal Collier, Inc. (the "Company") is a wholly owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly owned by ABG Sundal Collier Norge, ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company generates commissions by introducing institutional customer commission business to a clearing broker-dealer on a fully-disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, who takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Commissions earned on securities transactions and related expenses are recorded on a trade date basis.

Receivables From and Deposit with Clearing Broker

The resulting net receivable from trade date transactions not settled as of December 31, 2014, and a deposit of $250,000 at the clearing broker are reflected as receivable from and deposit with clearing broker in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of 90 days or less.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease terms or their useful lives.

Income Taxes

The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2014, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years ended before 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 3 – Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2014, are as follows:

Furniture	$ 136,971
Computer and telephone equipment	995,776
Leasehold Improvements	284,696
Total cost	**1,417,443**
Accumulated depreciation and amortization	(1,272,450)
	$ 144,993

Note 4 – Income taxes

The major sources of temporary differences and their deferred income tax effects as of December 31, 2014, are as follows:

Deferred tax assets:	
Depreciation adjustment	$ 54,455
Net operating loss carry-forward	1,489,625
Net deferred tax asset	**$ 1,544,080**

The Company has Federal income tax net operating loss carryforwards of $1,986,000 as of December 31, 2014, expiring from 2031 to 2034. The State and Local income tax net operating loss carryforwards are $5,412,000 and $5,259,000, respectively, as of December 31, 2014.

Note 5 – Retirement plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service, as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested.

Note 6 – Commitments and Contingencies

The Company signed a lease effective January 1, 2006, which expires on December 31, 2015, for the same office space it previously occupied. In connection with the lease agreement, the Company is required to maintain a $192,417 letter of credit in the event of default. There are no amounts outstanding under the letter of credit.

Future minimum annual lease payments under the non-cancellable lease are as follows:

Year ending December 31,	**Minimum rent**
2015	$ 434,490

Note 7 – Concentration of Credit Risk

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully-disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintains a cash balance with one financial institution, which at times may exceed the Federal Deposit Insurance Company ("FDIC") insurance limits. At December 31, 2014, the Company maintains cash balances with two other financial institutions in the amount of $15,366,620, which is not FDIC insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Note 8 - Related Party Transactions

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance, and other brokerage related services on behalf of the Company's customers.

The Company receives an allocation from ASA consisting of introducing fees, interest income, and other income and certain common expenses for research, execution and management, which are paid by certain of the Company's international affiliates. As of December 31, 2014, $897,322 is due from ASA and is included in receivable from affiliates.

The receivable from Holdings is a result of the tax benefit received from the filing of a consolidated federal tax return.

The other receivables and payables are a result of cost sharing between the companies.

Company	Liabilities	Receivables
ABG Sundal Collier Norge ASA	$	$ 897,322
ABG Sundal Collier AB	339,739	
ABG Sundal Collier LLP		41,984
ABG Sundal Collier Holdings Inc		1,147,080
ABG Sundal Collier Norge, Copenhagen Branch		97
Total intercompany balance transactions	**$ 339,739**	**$ 2,086,483**

Note 9 – Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of either $250,000 or 1/15 of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $14,575,900 which was $14,325,900 in excess of its required net capital of $250,000. At December 31, 2014, the Company had aggregate indebtedness of $1,138,316. The ratio of aggregate indebtedness to net capital was 0.078 to 1.